January 14, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Chambre Malone

Re:      Keyuan Petrochemicals, Inc.
            Amendment No.1 to Registration Statement on Form S-1
            Filed December 29, 2010
            File No. 333-170324

Dear Mr. Malone

This letter is provided in response to your letter dated January 12, 2011 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

September 2010 Private Placement, page 2

1.
We note your response to comment two in our letter dated November 30, 2010. While you provided further details regarding the transaction, you continue to state that the descriptions of the transactions set forth in your registration statement do not purport to be complete. Please be advised that the description of the transactions you include in your registration statement must be accurate and materially complete. Please revise the last sentence on page two accordingly.

Response: Pursuant to your comment, we have revised our disclosure as follows:

“September 2010 Private Placement

On September 28, 2010, we closed the offering of $20,250,000 for a total of 540,001 units at a purchase price of $37.50 per unit, each consisting of, (a) ten (10) shares of Series B convertible preferred stock of the Company, (b) one and a half (1.5) three year Series C warrant  to purchase one  and a half (1.5) share of Common Stock, at an exercise price of $4.50 per share, and (c) one and a half (1.5) three year Series D warrant  to purchase one and a half (1.5) share of Common Stock, at an exercise price of $5.25 per share (the “ September 2010 Private Placement”) in reliance upon the exemption from securities registration afforded by Regulation S as promulgated under the Securities Act of 1933.

 In connection with the September 2010 Private Placement, we also entered into the following agreements:

a.
A Registration Rights Agreement with the investors, in which we agreed to file a registration statement  with the Commission to register for resale the Common Stock issuable upon conversion of the Series B Preferred Stock, the Series C Warrant Shares and the Series B Warrant Shares, within 30 calendar days of October 19, 2010 and to have the registration statement declared effective within 150 calendar days of October 19, 2010 or within 180 calendar days of October 19, 2010 in the event of a full review of the registration statement by the Commission. If we do not comply with the foregoing obligations under the Registration Rights Agreement, we will be required to pay cash liquidated damages to each Investor, at the rate of 1% of the applicable subscription amount for each 30 day period in which we are not in compliance; provided, that such liquidated damages will be capped at 10% of the subscription amount of each investor and will not apply to any registrable securities that may be sold pursuant to Rule 144 under the Securities Act, or are subject to an SEC comment with respect to Rule 415 promulgated under the Securities Act.

In addition, pursuant to the Registration Rights Agreement, the Investors acknowledged and agreed that the registration rights granted under the Registration Rights Agreement are subject in all respects to the full realization of the registration rights granted to the purchasers in the private placement closed on September 28, 2010.

b.
A Securities Escrow Agreement with the investors and Delight Reward Limited, holder of all of our issued and outstanding Series M preferred stock, pursuant to which, Delight Reward agrees to deliver into an escrow account 3,400 shares of our Series M Preferred Stock convertible into 3,400,000 shares of Common Stock to be used as escrow shares after we amend our Articles of Incorporation to increase our authorized Common Stock to one hundred million (100,000,000) shares. With respect to the 2010 performance year, if we achieve less than 95% of the 2010 performance threshold, then the escrow shares for such year will be delivered to the Investors in the amount of 500,000 shares of Common Stock for each full percentage point by which such threshold was not achieved up to a maximum of 3,400,000 shares of Common Stock.

c.
A  Lock-Up Agreement with each of Messers Chunfeng Tao, Jicun Wang, Peijun Chen and Xin Yue (collectively, the “Affiliates”), whereby the Affiliates are prohibited from selling our securities that they directly or indirectly own until the registration statement in connection with the September 2010 Private Placement  is declared effective by the Commission (the “Lock-Up Period”). In addition, the Affiliates further agree that during the twenty four (24) months immediately following the Lock-Up Period, the Affiliates shall not offer, sell, contract to sell, assign, transfer (the “Transfer”) more than twenty percent (20%) of the Lock-Up Shares in the aggregate, provided, that the Affiliates may Transfer not more than 0.83333% of the Lock-Up Shares during each calendar month following the Lock-Up Period, other than engaging in a Transfer in a private sale of the Lock-Up Shares if the transferee agrees in writing to be bound by and subject to the terms of the Lock-Up Agreement.

d.
A Voting Agreement with Delight Reward and the investors,  pursuant to which the Stockholder agreed to (i) give its written consent in any action to approve the issuance of the Underlying Shares which will result in issuance of securities greater than 20% of the then outstanding shares of Common Stock at a price less that the applicable market, and (ii) to appoint a person designated by the investors holding a majority of the Preferred Shares as a member of the board of directors of the Company and the subsidiary of the Company organized under the laws of the People’s Republic of China.

A copy of  the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference and are filed as Exhibits 10.37 and 10.38, respectively. A copy of the Securities Escrow Agreement, the Lock-Up Agreement, the Voting Agreement the Form of Series C warrants, Form of Series D warrants and Series B Certificate of Designation, are filed incorporated herein by reference as Exhibits 10.39, 10.40, 10.41, 10.42, 10.43 and 4.3, respectively.”

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman____________
By: Louis Taubman,
Attorney at Law

Cc: Chunfeng Tao